

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

Amendment No. 4

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Omega Creamery Corporation

Commission File Number: 0001603846

CALIFORNIA

UNITED STATES:
Omega Creamery Corporation
Alternative Securities Markets Group
9107 Wilshire Blvd, Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

112120– Dairy Cattle & Milk Product Production	**46-4026418**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. John Schindler Omega Creamery Corporation, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030	Chief Executive Officer / Founder / Formulator
Mr. Steven Michael Ehlinger II Omega Creamery Corporation, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030	Chief Financial Officer
Mr. Hans Fastre Omega Creamery Corporation, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030	Chief Operations Officer
Mr. Gary Smith Omega Creamery Corporation, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030	Process Engineer
Mr. Randy Denny Omega Creamery Corporation, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030	Director of Marketing
Mr. Juan Garcia Omega Creamery Corporation, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030	Kitchen Manager

(c) General Partners of the Issuer N/A

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(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Omega Creamery Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. John Schindler	Preferred	0%
(1) (2)	Common	48%
Alternative Securities Markets Group	Preferred	0%
(3) (4)	Common	02%

(1) Mr. Schindler is the Founder, Formulator & Chief Executive Officer of Omega Creamery Corporation
(2) Mrs. John Schindler, Omega Creamery, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030
(3) Mr. Steven J. Muehler is the Chairman of the Board of Directors for Alternative Securities Markets Group
(4) Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Omega Creamery Corporation
710 Del Norte Blvd., Suite 100
Oxnard, California 93030
(877) 560-3274
http://omegacreamery.com
Email: John@OmegaCreamery.com

Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
(213) 407-4386
http://www.AlternativeSecuritiesMarket.com
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Peteler Law Office
15124 Peteler Lane, Suite 200
Minnetonka, Minnesota 55345
Phone: (952) 237-8900
Accounting@Petelerlaw.com

At this time of this filing there is no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Omega Creamery, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Omega Creamery, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept ONE MILLION shares of common Stock in the Company, representing 2% (two percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) **(b)** None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed Offering involves the resale of securities by affiliates of the issuer. The issuer has had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. In the last twelve months, the Company's gross income before expenses was $201,998.97, and the Company's gross income after expenses was $145,290.22

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to Omega Creamery Corporation and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 1,000,000 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.
- Additional 20% (for a total of 80% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

Omega Creamery Corporation


OMEGA
CREAMERY
Om

<u>Corporate</u>:

Omega Creamery Corporation
710 Del Norte Blvd, Suite 100
Oxnard, California 93030
(877) 560-3274

<u>Offering / Investors</u>:

Omega Creamery Corporation
Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
(213) 407-4386

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units
Preferred Stock Shares having a market value of up to: $5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)
See: Details of the Offering

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

DATED: JULY 27th, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 50,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Omega Creamery, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

THEREIS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Dairy Production Industry Risks

Dairy Production investments are subject to varying degrees of risk. The yields available from equity investments in Dairy Product Production Companies depends on the amount of income earned and capital appreciation generated by the Company as well as the expenses incurred in connection therewith. If any of the Company's products does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and/or Assets may be adversely affected by the general economic climate, the Dairy Products Market conditions such as oversupply of related products or a reduction in demand for Diary Products in the areas in which the Company's Products and/or Assets are located, competition from other Dairy Products suppliers, and the Company's ability to provide adequate Dairy Products. Revenues from the Company's Products and/or Assets are also affected by such factors such as the costs of production and local economic market conditions.

Because Dairy Production Company investments are relatively illiquid, the Company's ability to vary its Products and/or Asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and/or Assets. No assurance can be given that the fair market value of the assets produced or acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Development Stage Business

Omega Creamery, LLC commenced operations in January of 2012 as a Wyoming Limited Liability Company. The Company was initially named "SuperNatural Nutrition, LLC', and the Company name was changed to "Omega Creamery, LLC" in January of 2013. The Company was than reorganized in October of 2013 as a California Limited Liability Company and converted to a California Stock Corporation in July of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Omega Creamery Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Dairy related products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Dairy Product industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Dairy Products Marketplace may reduce the number of suitable prospective retailer, distributor or wholesale sales opportunities.

Changes in Consumer Preferences and Distribution Channels could Decrease our Revenues and Cash Flow.

We are subject to the risk of:

- Evolving consumer preferences and nutritional and health-related concerns; and
- Changes in food distribution channels, such as consolidation of the supermarket industry and other retail outlets that result in a smaller customer base and intensify the competition for fewer customers.

To the extent that consumer preference evolves away from products that we produce for health or other reasons, and we are unable to create new products that satisfy new consumer preferences, there will be a decreased demand for our products. There has been a recent trend toward consolidation among food retailers which we expect to continue. As a result, these food retailers are selecting product suppliers who can meet their needs nationwide. If we are not selected by these food retailers for one or more of our products, our sales volumes could be significantly reduced. In addition, national distributors or regional food brokers could choose not to carry our products. Any shift in consumer preferences away from our products could decrease our revenues and cash flow and impair our ability to fulfill our obligations and operate our business.

Increased Energy and Gas Costs could Increase our Expenses and Reduce our Profitability

We require a substantial amount of electricity, natural gas and gasoline to manufacture, store and transport our products. The prices of electricity, natural gas and gasoline fluctuate significantly over time. Many of our products compete based on price and we may not be able to pass on increased costs of production, storage or transportation to our customers. As a result, increases in the cost of electricity, natural gas or gasoline could substantially harm our business and results of operations.

Outbreaks of disease can reduce our net sales and operating margins

The productivity of our business depends on animal and crop health on disease control.

We face the risk of outbreaks of mad cow disease, which could lead to the destruction of beef cattle and dairy cows and decreased demand for dairy and beef products. If this occurs, we would also face reduced milk supply and increased cost to produce our dairy products, which could reduce our sales and operating margins.

We face the risk of outbreaks of foot-and-mouth disease, which could lead to a massive destruction of cloven-hoofed animals such as dairy cattle, beef cattle, swine, sheep and goats and significantly reduce the demand for our products. Because foot-and-mouth disease is highly contagious and destructive to susceptible livestock, any outbreak of foot-and-mouth disease could result in the widespread destruction of all potentially infected livestock. Our operations could suffer as a result of decreased demand for our products. If this happens, we could also have difficulty procuring the milk we need for our dairy operations and incur increased cost to produce our dairy products, which could reduce our sales and operating margins.

Our Operations are Subject to Numerous Laws and Regulations, Exposing us to Potential Claims and Compliance Costs that could Adversely Affect our Business

We are subject to Federal, State, and Local Laws and Regulations relating to the manufacturing, labeling, packaging, health and safety, sanitation, quality control, fair trade practices, and other aspects of our business. In addition, zoning, construction and operating permits are required from governmental agencies which focus on issues such as land use, environmental protection, and waste management. These laws and regulations may, in certain instances, affect our ability to develop and market new products and to utilize technological innovations in our business. In addition, changes in these rules might increase the cost of operating our facilities or conducting our business which would adversely affect our finances.

Product Liability Claims or Product Recalls could Adversely Affect our Business Reputation and Expose us to Increased Scrunity by Federal and State Regulators

The sale of food products for human consumption involves the risk of injury to consumers. Such hazards could result from:

- Tampering by unauthorized third parties;
- Product contamination (such as Listeria and Salmonella) or spoilage;
- The presence of foreign objects, substances, chemicals, and other agents;
- Residues introduced during the growing, storage, handling or transportation phases, or

- Improperly formulated products which either do not contain the proper mixture or ingredients or which otherwise do not have the proper attributes.

Some of the products we sell now or in the future, may be produced for us by third parties, or contain inputs manufactured by third parties, and such third parties may not have adequate quality control standards to assure that such products are not adulterated, misbranded, contaminated or otherwise defective. In addition, we may license our "Omega Creamery" Brand for use on products produced and marketed by third parties, for which we will receive royalties. We may be subject to claims made by consumers as a result of products manufactured by these third parties which may be marketed under our brand name(s).

Consumption of our products may cause serious health-related illnesses and we may be subject to claims or lawsuits relating to such matters. Even an inadvertent shipment of adulterated products is a violation of law and may lead to an increased risk of exposure to product liability claims, product recalls and increased scrutiny by Federal and State Regulatory Agencies. Such claims or liabilities may not be covered by our insurance or by any rights of indemnity or contribution which we may have against others in the case of products which are produced by third parties. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could have a material adverse affect on our reputation with existing and potential customers and on our brand image.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of:

- Mr. John Schindler, the Company's Founder, Formulator and Chief Executive Officer
- Mr. Steven Michael Ehlinger II, Chief Financial Officer
- Mr. Hans Fastre, Chief Operations Officer
- Mr. Gary Smith, Process Engineer
- Mr. Randy Denny, Director or Marketing
- Mr. Juan Garcia, Kitchen Manager

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of July 1st, 2014 the Company's Managers owned approximately 56% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 56% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Dairy Products Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 20,000 9% Convertible Preferred Stock Units are being offered to the public at $250 per 9% Convertible Preferred Stock Unit. A minimum of $250,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $50,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Omega Creamery Corporation** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

FOR A COMPLETE USE OF INVESTMENT FUNDS SCHEDULE, SEE PAGE 90 OF THIS OFFERING.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$50,000**	**1%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$2,500**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

A. The Company:


OMEGA
CREAMERY
Cm


Omegamilk



Omega Creamery



Overview Highlights

- Omega Creamery, LLC (the "Company") makes and sells its *"Fully-F*unctional", organic line of, plant-based, dairy-free, milk beverages and ice cream desserts and confirmed that there is a true need and demand for the Omega Products.

- OmegaMilk™, the Company's core products utilize its 4-corner Nutrition System to formulate Omega's organic & proprietary blend of flax, hemp and rice to deliver high levels of Omega 3s, low sugar, superfood nutrition and probiotics.
  - OmegaMilk™ *delivers this unique point of difference while consistently testing high with consumers on both taste and organoleptics relative to competitive dairy-free milk alternatives.*

- The Company's products enjoy strong underlying market growth:
  - the plant-based, dairy-free milk category is exhibiting sustained and rapid growth;
    - U.S. retail sales of refrigerated dairy-free milk reached $1.3 billion in 2011, an 8% CAGR from 2008.

- The Company is ready to capitalize its growth to scale regionally, then nationally.

- The Company has assembled a highly experienced team of Management and Advisors to help guide and support the product roll-out and scalability.

The Company Produces 2 Unique Product Lines That Deliver Deliciously Creamy, Functional Nutrition


OMEGA







Milk OmegaMilk™	Ice Cream OmegaCream™
• Highly differentiated 3 flavor line	• Innovative delicious superfood flavors
• Tastes more like real dairy	• Made with OmegaMilk™
• Over 2500mg/serving of Omega 3	• Up to 4,500mg/serving of Omega 3
• Low glycemic sweetener	• High transfer rate probiotics
• Creamy and delicious	• Creamy and rich like dairy ice cream
• Organic, vegan, gluten & dairy free	• Organic, vegan, gluten & dairy free

5

Innovative, Highly Differentiated Brand & Product



OmegaMilk™ is the first fully-functional plant-based milk

- ***OmegaMilk™ has a clear nutritional advantage***
  - A proprietary and uniquely functional blend of omega 3s, low glycemic sweetener, superfood nutrients, probiotics that is organic and vegan.
  - Delivers > 2,500mg of Omega 3s per serving (by far the highest Omega 3 content in the plant-based milk category).

- ***OmegaMilk™ is overwhelmingly favored by consumers versus current leading dairy-free milk alternatives with respect to both taste and organoleptics (which is the industry term for the overall experience of taste, smell, look, texture and feel.)***
  - The product has a uniquely strong, white color that closely resembles milk.
  - Initial consumer feedback supports that the OmegaMilk™ texture and mouth feel are as close, if not closer, to milk as any other plant-based, dairy-free milk option.

- ***A unique and relevant brand position poised to capitalize on a growing consumer preference for new, innovative plant-based options.***
  - Soy pioneered the dairy-free milk category; however, a number of factors related to the loss of consumer demand for GMO Soy products are contributing to soy's rapid decline in market share to new, non-soy entrants (i.e. almond and coconut based milks).
  - OmegaMilk's unique focus on the functional benefit provided by its proprietary *blend* may be the best non-soy alternative in the market in regards to the balancing of taste and superior nutrition.

8

The "Wind is at Our Backs" *A confluence of macro trends are driving rapid and sustained growth in the plant-based milk category*



- ***Growing consumer demand for plant-based foods***
  - Plant-based foods are increasingly perceived as healthier sources of key nutrients.
  - Containing "good fats" with cholesterol and less or no "bad fats".
  - U.S. retail sales of refrigerated dairy-free milk surpassed $1.3 billion in 2011, 8% to 12% CAGR from 2008.
    - Non-soy dairy-free milks have grown by 45% to 68% per year since 2009.
- ***Milk consumption is declining***
  - Average dairy milk consumption per capita has declined to the lowest rate on record; household penetration of plant-based milk has increased by 35% since 2008 to 23% of U.S. households.
  - Factors contributing to this decline include: (i) consumer awareness of the potentially harmful hormones/residues in dairy milk, (ii) growing awareness of Lactose Intolerance in the general U.S. population (est. to be over 60%), and (iii) consumer's avoiding foods with cholesterol.
- ***Within the plant-based category, soy is declining***
  - Soy has suffered from negative publicity around GMO, protein extraction methods, potential contribution to hormone imbalances, and allergen concerns.
- ***Omega3 is a strong and growing trend***
  - Global consumer demand for Omega 3's, OmegaMilk™'s core ingredient, is expected to drive over $2 billion of retail sales in 2012.
  - Functional Ingredients magazine writes "*these ingredients [Omega 3s] have unrivaled backing in the form of scientific studies vouching their benefits in cardiovascular health, in fighting inflammation and in infant nutrition.*"

9

Omega™ - Sales are proving market viability



Gross Sales for the Quarter Ended September 30, 2013 were $34,482 across an average of 35 actively ordering Outlets which had average Sales of $985 per outlet (a 29% increase over the previous quarter). Quarter 2 had average Sales of $762 per outlet. The first Quarter of 2013 had average Sales of $510 per outlet.


Avg. Sales Per Outlet


$1,200
$1,000
$800
$600
$400
$200
$-
Q1-2013
Q2-2013
Q3-2013
Avg. Sales Per Outlet

Omega™ - Sales are proving market viability

Gross Sales for the Quarter Ended September 30, 2013 were $34,482 across an average of 35 actively ordering Outlets which had average Sales of $985 per outlet (a 29% increase over the previous quarter). Quarter 2 had average Sales of $762 per outlet. The first Quarter of 2013 had average Sales of $510 per outlet. Overall sales jumped 32% in October over September.


Avg. Sales Per Outlet
$1,200
$1,000
$800
$600
$400
$200
$-
Q1-2013
Q2-2013
Q3-2013
Avg. Sales Per Outlet

Additional Investment Highlights



> ➢ ***Highly Experienced Executive Leadership***

- The Company is building a highly experienced team of food industry veterans capable of driving national product placement, managing rapid growth, and maximizing ROI.
- The management team has more than 60 years of combined natural & organic foods, mass market retail and consumer packaged goods industry experience.

➢ ***OmegaMilk™ is Generating Strong Sales Results Per Point of Placement in Pilot Retail Accounts***

- On average, OmegaMilk™ is turning 1 to 3 cases of OmegaMilk™ per week per SKU at $4.99 in B+ stores like Whole Foods, Lazy Acres, Jimbo's and Rainbow Bridge.
- If OmegaMilk™ sustained this weekly sales volume velocity at retail (2 cases x $4.99/unit) throughout the SouthWest region, it would be the #3 item in the SPINs natural retailer channel based on sales per point of placement (among measured SouthWest retail locations by Spins as of 2/11/2012).

➢ ***Profitable and Rapidly Scalable Model***

- The Company is targeting competitive pricing that supports strong, highly scalable unit economics.
- By migrating production and fulfillment to 3rd party manufacturers and warehouses, the Company will be able to use its capital most efficiently to support rapid sales growth.

12

The Company has Built Traction Organically Over a Short Period of Time





JIMBO'S
...Naturally!
Launched products in pilot stores in the Oxnard, CA area.
Expanded placement into 4 Jimbo's locations
RAINBOW BRIDGE
Omega Creamery, LLC founded by John Schindler
Expanded management team to build plan, shore up production capacity, and accelerate growth.
2011
2012
2013
LASSENS
NATURAL FOODS & VITAMINS
WHOLE FOODS
MARKET
Formulated proprietary and current OmegaMilk™ and OmegaCream™ products
Expanded placement into 10 Lassen's locations
Placement secured in 2013 roll-out of OmegaMilk™ in 11 Whole Foods outlets and have green light to expand into other outlets in the region
Moved Company into its current Oxnard, CA facility

OmegaMilk™: the Core Driver of Immediate Revenue Growth and Substantive Equity Value



➢ The Company can leverage its proprietary plant-based and dairy-free OmegaMilk™ blend to create a number of innovative and dairy-free products across a wide range of refrigerated, non-refrigerated, frozen and freeze-dried dairy and food product categories, such as:

- OmegaCream Bars™ , our plant-based and dairy-free ice cream will be made into bars and other desert forms, whipped cream, superfood popsicles.
- Superfood Smoothies and Shakes that builds on OmegaMilk™ and OmegaCream™, with nutrient dense, superfood ingredients can be sold retail or through juice bars, events and restaurants.
- The Company's development pipeline includes value added, smaller sized, half-and-half, creamers, muscle-milk and Ensure type nutritional drinks.
- Baby formulas and nutritional drinks for toddlers and children that taste great.
- More nutritious freeze-dried "Instant Breakfast" and supplement packets.
- High Omega 3, plant-based yogurts, Keefers, cheese margarine.

The Refrigerated Dairy-free Milk Market is a Large, Growing Segment of the U.S. Packaged Foods Industry



- U.S. retail sales of refrigerated dairy-free milk surpassed $1.3 billion in 2011 with an 8% to 15% CAGR since 2008. The non-soy based dairy-free milk category has been growing by 45% to 68% per year since 2009.

- The natural & organic foods channel (per SPINs and Company estimates for retailers not measured by SPINs) represents approximately 9% of the market, with the largest category being conventional retailers measured by SPINs:



$1.3 Billion U.S. PLANT-BASED, DAIRY FREE MILK
44.6%
46.2%
9.2%
$600MM by "Mass" retailers, at retail, as measured by SPINs
$120MM by Natural & Organic retailers (~$40MM as measured by SPINS + $80M Whole Foods & other estimate)
$580MM by "Mass" retailers not in SPINs (Company estimate)

- In recent years, plant-based beverages have grown as a percentage of overall milk sales and household penetration (plant based milk sales grew from 4.6% to 6.0% of total milk sales in the U.S. grocery industry between 2008 and 2011).

17

Market Share is Concentrated Amongst the Largest Five Brands



- There are a number of brands in the plant-based, dairy free milk category; As measured by SPINs, the top 5 brands control 97% of the conventional grocery channel:

Company	Brand(s)	SPINS Market Share(1) / Comment
1. WhiteWave Foods	Silk, Alpro	64.2% / market share leader in SPINs conventional.
2. Blue Diamond	Almond Breeze	16.4% / predominantly almond based milks.
3. Private Label	Many	10.4% / many retailers have private label, dairy-free SKUs.
4. Heritage Farms	8th Continent	3.9% / predominantly soy based milks.
5. Hain-Celestial	Rice Dream	2.5% / formerly owned by Imagine Foods; rice based milks.
Other Competitors:		
Turtle Mountain	So Delicious	Strong recent growth; Diverse ingredient base.
CROPP Coop.	Organic Valley	Dairy company that also has organic, soy based milks.
Good Karma	Good Karma	Flax based milk brand, smallest brand in this group.
Califia Farms	Califia Farms	Almond based milk, brand position is California centric.
GFA Brans, Inc.	Earth Balance	Primarily soy based milks but adding SKUs.



OmegaMilk™ Has a Clear Nutritional Advantage Against Even The Largest Brands



- OmegaMilk™ is the organic plant based, dairy-free milk with the highest Omega 3 content, lowest glycemic sweeteners in the category and tastes more like real dairy.

$Omega_3$Milk Nutrition Comparison:



Nutritional Comparison	OmegaMilk					
OMEGA 3's per serving	2500mg per serving	None	32mg per serving	None	None	1100mg per serving
SWEETENERS	Low Glycemic Blend	Evaporated Cane Juice	Evaporated Cane Juice	Evaporated Cane Juice	Brown Rice Syrup	Evaporated Cane Juice
CERTIFIED ORGANIC	YES	YES	NO	NO	SOME	SOME

* Probiotics - 8 servings of probiotic per half gallon.

OmegaCream™ Has an Even Larger Nutritional Advantage Against The Largest Brands



- OmegaCream™ is the only *organic*, plant-based, dairy-free ice cream flavored with superfoods and probiotics and has the highest Omega 3 content on the market.

Omega$_3$Cream Nutrition Comparison:

Nutritional Comparison					
OMEGA 3's per serving	3500mg per serving	>5mg per serving	>20mg per serving	>35mg per serving	>500mg per serving
PROBIOTIC	YES	NO	NO	NO	NO
SWEETENERS	Low Glycemic Blend	Sugar	Agave	Evaporated Cane Juice	Organic Sugar
CERTIFIED ORGANIC	YES	NO	YES	NO	SOME
SUPERFOOD ingredients	Many	NO	SOME	NO	FEW
ENZYMES & antioxidants	Many	NO	SOME	SOME	SOME

* Probiotics - 8 servings of probiotic per half gallon.

20

Build Substantive Equity Value by Capturing only 1.5% of the National Plant-based, Dairy Free Milk Category in 5 Years



- The Company's five year goal is to capture one and a half percent of the total U.S. plant-based, dairy free milk market, would exceed our projected numbers:


Step
1

Building a large base of retail points of distribution by winning shelf placement of OmegaMilk™ SKUs in major retailers, within target channels, located throughout the U.S.; and,


Step
2

Driving national consumer awareness of the OmegaMilk™ brand so that the OmegaMilk™ product achieves sustainable and category leading velocity (sales per point of distribution).

Win Initial Placement	Drive Trial & Initial Velocity	Build Placement Density & Sustainable Market-wide, Velocity
Stage 1	***Stage 2***	***Stage 3***
As the Company opens a new market, it will likely first focus on leading natural & organic retailers.	Drive trial and initial velocity by leveraging aggressive pricing, promotional strategies and ground level marketing (demo's, food influencers, events, etc.).	Build placement density and velocity across all target retailer classes (i.e. natural, mass and club retailers; and juice bars, schools, hospitals and specialty outlets).

22

Building an Aggressive Sales Organization with Strong, Internal Capabilities that Efficiently Leverage Capital & External Resources



- The Company's sales resources will be led by an internal sales team that will manage and leverage a national network of brokers and distributors.

- Brand ambassadors will be used in each market and will serve as sales and marketing reps that help build placement in market-level retailers, coordinate "plus outs" and "resets" (resetting and taking over shelf space with our products) service key retailers at the store level, and help execute all sampling & in-field marketing.

- Brokers will be utilized to facilitate initial, rapid placement and distribution and provide store level "coverage" within each geographic market to ensure the Company's products are effectively priced, placed and merchandised.
  - Broker costs are estimated to be 5% of net sales, declining to 4% of net sales as the Company's net sales approach $15-20mm.

- The Company plans to initially target placement in two primary classes of retail trade that generate a large percentage of the plant based, dairy free milk market:
  - Natural & organic retailers (ex: Whole Foods Markets, Sprout's, etc.); and,
  - "Mass" or Conventional retailers (ex: Safeway, Fred Meyer and "gourmet" retailers such as Dean & Deluca).

23

2013: Build Market # 1 and Achieve the Production Volume Needed to Expand Rapidly and Efficiently in 2014 - 2017



Market # 1 = Southern California



- Year 1 resources are focused on building placement in over 300 outlets in SoCal (Containing over 22 million people, roughly 60% of California's population) primarily, natural and organic retailers such as Whole Foods, Mother's Markets and leading Co-Ops.

- After traction is built in the natural & organic stores and in strategically selected specialty and "mass" retailers, the Company will seek placement in most Sothern California "mass" or specialty retailers that have dairy free milk sections.

- The Company believes that by the end of year 1 it will have sufficient placement and velocity in California to attain profitability and capitalize the National Roll-Out

Replicate the Success of Market #1 Nationally in Years 2 - 5 and Expand Footprint to More Than 10,000 Retailer Outlets



- By the end of Year 1, the Company anticipates that it will have the sales volume and shelf velocity to leverage 3rd party distribution partners and ship directly to large, multi-regional retailers who have their own distribution capabilities.
- The Company is projecting to replicate and modularly expand ("Scale") the success it had from a year 1 and Market #1 sales standpoint as it enters new regions in years 2 - 5 and significantly accelerates revenue growth.
- The following table summarizes the timing and geographic breadth of the Company's projected region-by-region, national roll-out.

	Y01	Y02	Y03	Y04	Y05
#Outlets	**> 300**	**> 1,300**	**> 2,700**	**> 5,900**	**> 10,700**
Mkt#1: SoCal[1]	333	453	513	549	573
Mkt#2:WReg[2]	0	360	624	792	888
Mkt#3:T25DMAs[3]	0	540	1,020	1,440	1,836
Additional[4]	0	0	580	3,200	7,428

[1] *Southern California - 6 County Region (Natural and Conventional Grocery Chains)*
[2] *Western Region - 5 State Region (Natural and Conventional Grocery Chains)*
[3] *Top 25 DMAs - Top National Markets (Natural and Conventional Grocery Chains)*
[4] *Additional - Secondary Markets (Live Events Venues, Restaurants, Schools...)**
* May be supplemented by additional SKUs or Product Lines

25

Marketing Strategy – Innovative, Traditional & Non-Traditional With focus on food influencers, media coverage and social platform.



- A sales strategy focused on market-by-market geographic expansion allows for a targeted marketing strategy focused on innovative initiatives that drive trial and referral, educate the consumer and build strong consumer brand awareness.

- In Year 1, as the Company builds initial placement in Market #1, it's primary marketing channel (in terms of total $ invested) will be in-store promotions, POS and sampling and referrals from food influencers and nutritionally oriented groups and media; however, as the Company builds placement density, it will also look to leverage additional channels to build the brand and improve velocity.

Potential Marketing Channels

Field Marketing & Events	Public Relations	Retail Displays & Promotions	Social Media & Web Based Channels
Strategic Seeding	In-Store POS	Product Sampling & Education	Cause Related Marketing

26

Once Consumers Taste OmegaMilk™ and Learn about the Nutritional Profile, <u>They're Hooked!</u>



- The Company will utilize well-trained sampling teams to engage consumers "at the shelf".
  - Wherever possible, sampling teams will made up of Company employees (hired as independent contractors).
  - Sampling teams will execute in-store product demonstrations and will be incentivized to hand-out samples and drive consumer trial.
  - These demo's will be primarily focused on natural & organic retailers where such sampling opportunities can sell 2-5 cases of product per 4 hour demo.
  - The demo's will include participating in events (vendor fairs, anniversary events, grand-openings, special events, etc.) organized and promoted by retailer partners.
  - As the Company's placement density and volume grows, the Company will deploy 'in the field' focused sampling programs that will accelerate sampling & consumer trial.
- In addition to traditional sampling, the Company will also leverage "food influencers" to cost efficiently market and distribute samples to consumer groups that align well with the brand's target demographics.
  - "food influencers" include physicians, physical trainers, bloggers, interest groups, and celebrities that can influence the buying behaviors of large consumer groups, such as the Elevate Newsletter, Dr. Dales Newsletter or the TV Talk Radio show, "Here's To Your Health"

Online and Social Outreach is at the Heart of Every Marketing Campaign and Allows the Company to Establish Direct Connections

➢ Facebook and Twitter are necessary and vital components to the Company's overall marketing strategy (both require little capital investment and generate significant ROI).

- Strategy: Make consumers and fans feel like they are part of Company's team; incentivize them to share their love of Company with others (generates strong word-of-mouth marketing).
- Allows the Company to keep content fresh with new material almost daily and provide a personal face to the brand.

		
Communicate with fans frequently; excite them in a highly personal way Contests result in tremendous fan response/engagement	Quick two-way/back-and-forth communication with consumers Track tweets related to products (directly or indirectly) - (e.g. someone tweets about heart disease and Company responds with info on Omega 3s and OmegaMilk™.	Strictly avoid anything that feels like "marketing" or promotion based. Build credibility as source of 3rd party "expert" information and create network of bloggers focused on similar consumer.

28

Building a Strong and Scalable Operations Foundation that Supports the Company's Sales & Marketing Initiatives



- The Company's operations team is executing a plan that builds a highly scalable supply, production and distribution chain capable of producing and consistently delivering a delicious and creamy product to a rapidly expanding universe of retailers.

- Today, 100% of operations, including manufacturing and fulfillment, is conducted at the Company's Oxnard, California facility.
  - This facility can produce approximately $40k/month of products with moderate upgrades.

- To maximize growth, the Company will significantly increase shelf-life, distribution capabilities, deployment and velocity gains through Co-Packing milk in gabled cartons.

- Co-Packing milk will free up capacity for ice cream and other new product SKUs

- Operations will be proactively managed by an experienced internal team.

- The Operations team has a 3 step plan that will increase capacity and shelf-life while maximizing the Company's ability to adjust to sudden volume expansion possibilities, allow for new product development and maximize ROI.

3 Step Successive Supply and Production Capacity Expansion That Supports Profitability and Increasing Shelf Life Demands



➢ The Company is pursuing a three step, production progression that cost efficiently builds capacity and shelf-life capability as the Company's volume and distribution footprint justify.

	OXNARD, CA FACILITY	JUG-PACKER	ESL PACKER
"Run". Min:	1 case	500-5k cases	> 5k-10k cases
Frequency:	Daily production	Bi-weekly to 10 days	1x per 2 - 3 weeks
Shelf Life:	36 days	36 - 40 days	60 – 90 days
Production:	100% internal	100% external	100% external
Supportable Distribution:	Internal & flexible regional distributors	Internal + flexible regional retailers & distributors	All major, national and multi-regional retailers & distributors
Package Type Supported:	Jug	Jug	Extended Shelf Life

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition of Sale of the Company

B. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Dairy Product Development and Production Company.
- California Stock Corporation
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- FIFTY MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

C. The Offering

The Company is offering a maximum of 50,000 9% Convertible Preferred Stock Units at a price of $100.00 per Unit, with all Units having no par value.

D. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

E. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development and Production of Dairy Products for the Omega Creamery Brand or Products. See "USE OF PROCEEDS" section.

F. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

G. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

H. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

I. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

J. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

K. Company Convertible Securities

The Company, at the completion of this Offering will have 50,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

L. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

M. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

N. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

O. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

P. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Omega Creamery Corporation

The Company — Omega Creamery Corporation is a California Stock Corporation.

Investment Objectives — The Company's objectives are to:

(i) Growth and Development of Company's Dairy Products

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers — Biographies of all Managers can be found starting on Page 50 of this Offering.

Minimum Capital Commitment — Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering — The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion — All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing.

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

Board of Directors All classes of Preferred Stock shall elect TWO of FIVE seats to the Company's Board of Directors

Voting Rights Preferred Stock has NO VOTING RIGHTS

Distributions The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the

Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading

Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 710 Del Norte Blvd, Suite 100, Oxnard, California 93030. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. John Schindler	Founder / ***Formulator & Chief Executive Officer***

Lifelong passion with natural foods and alternative health, formulated Omega Creamery formulas; career in Fortune 500 factories; background in Real Estate, Mortgage Banking & Investment Banking.

Mr. Steven Michael Ehlinger II ***Chief Financial Officer***

Significant CFO and Venture Capital experience. A visionary leader in conscious business practices and bridging financial and social, sustainable and humane evolutionary goals.

Mr. Hans Fastre ***Chief Operations Officer***

Former CEO of Living Harvest / Tempt (the largest Hemp Milk and Hemp Ice Cream Company). Five years as Chief Operations Officer of Rice Dream / Imagine Foods, executive at Tetra Pak.

Mr. Gary Smith ***Process Engineer***

Built many of the Ben & Jerry product lines, expert in beverages and dairy production. Ten years at Kraft managing ice cream production. Chief Executive Officer of Applied Flow Technologies, Inc.

Mr. Rand Denny ***Director of Marketing***

Executive Creative Director with 25 years experience creating marketing strategies, building brands and creating campaigns for some of the most well known and loved fortune 100 companies.

Mr. Juan Garcia ***Kitchen Manager***

More than ten years of professional food handling experience. Juan is a reliable and steady manager of the kitchen and has brought Company costs down and shelf-life up.

Mr. Steven J. Muehler (Alternative Securities Markets Group) ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Omega Creamery Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Omega Creamery Corporation listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In May of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Omega Creamery Corporation. will be entitled to receive an annual salary of:

Mr. John Schindler, Chief Executive Officer & Formulator	$160,000
Mr. Steven Michael Ehlinger II, CFO	$120,000
Mr. Hans Fastre, COO	$120,000
Mr. Gary Smith, Process Engineer	$80,000
Mr. Rand Denny, Director of Marketing	$120,000
Mr. Juan Garcia, Kitchen Manager	$60,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. John Schindler Chief Executive Officer 710 Del Norte Blvd., Suite 100 Oxnard, California 93030	Common Stock: 24,000,000 Shares (48%) Preferred Stock: No Shares	Common Stock: 24,000,000 Shares (48%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, CA 90210	Common Stock: 1,000,000 Shares (2%) Preferred Stock: No Shares	Common Stock: 1,000,000 Shares (2%) Preferred Stock: No Shares
Mr. Steven Michael Ehlinger II Chief Financial Officer 710 Del Norte Blvd., Suite 100 Oxnard, California 93030	Common Stock: 975,500 Shares (1.95%) Preferred Stock: No Shares	Common Stock: 975,500 Shares (1.95%) Preferred Stock: No Shares
Dr. John Kingley Shareholder 710 Del Norte Blvd., Suite 100 Oxnard, California 93030	Common Stock: 3,600,000 Shares (7.20%) Preferred Stock: No Shares	Common Stock: 3,600,000 Shares (7.20%) Preferred Stock: No Shares

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholders are Mr. John Schindler, the Chief Executive Officer and Alternative Securities Markets Group. Mr. Schindler and Alternative Securities Markets Group currently own the majority of the issued and outstanding controlling Common Stock Units of Omega Creamery Corporation. Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. John Schindler and Alternative Securities Markets Group thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

    - YEAR 2: (Shareholder Conversion Option)

        - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
        - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's

Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of July 1st, 2014 – 50,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of July 1st, 2010 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of July 1st, 2014, there were 50,000,000 shares of our Common Stock outstanding, which were held of record by approximately 45 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of July 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Indemnification of Directors and Officers:

The Company is incorporated under the laws of California. California General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

FINANCIAL STATEMENTS SECTION

Omega Creamery, LLC

BALANCE SHEET

As of May 13, 2014

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
(1287) Business Fundamentals Chk	6,916.36
(7406) Business Investment Acct	1.02
BL 001 Investment Account	20,000.00
Total (7406) Business Investment Acct	20,001.02
(9739) Business Fundamentals Chk	-2,980.76
10300 Jungaloo Checking (deleted)	0.00
Bank of America - Checking	0.00
Bank of America - Savings (deleted)	0.00
Total Cash	23,936.62
Total Bank Accounts	$23,936.62
Accounts Receivable	
Accounts Receivable	16,853.94
Total Accounts Receivable	$16,853.94
Other current assets	
Executive Advance	388.08
Schindler, John	903.07
Total Executive Advance	1,291.15
Inventory	
Finished Goods Inventory	2,419.43
Raw Material Inventory	7,868.00
Total Inventory	10,287.43
Undeposited Funds	0.00
Total Other current assets	$11,578.58
Total Current Assets	$52,369.14
Fixed Assets	
Furniture and Equipment	19,286.58
Accumulated Depreciation	-13,458.00
Total Furniture and Equipment	5,828.58
Total Fixed Assets	$5,828.58
Other Assets	
Intangible Assets	9,159.10

Total Other Assets	$9,159.10
TOTAL ASSETS	$67,356.82
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	44,543.25
Total Accounts Payable	$44,543.25
Credit Cards	
US Bank credit card	5,200.00
Total Credit Cards	$5,200.00
Other Current Liabilities	
Notes Payable	
Notes Payable - Anderson, Kip	1,000.00
Notes Payable - Burger, Charles J.	5,000.00
Notes Payable - Deutch, Robert Marc	1,500.00
Notes Payable - Denny, Randell	2,000.00
Notes Payable - Goddard, Robert	1,000.00
Notes Payable - Himmel, Douglas	5,000.00
Notes Payable - Hope, Barclay	45,317.79
Notes Payable - Jalili, Kimia	1,000.00
Notes Payable - Jones Trust	1,000.00
Notes Payable - Kingsley, John R.	10,000.00
Notes Payable - McCord, Orpheo	1,500.00
Notes Payable - Nakosteen, Deanna	1,000.00
Notes Payable - Nichols, Susan	1,500.00
Notes Payable - Petro, Mary Ann	1,500.00
Notes Payable - Sadka, David	1,500.00
Notes Payable - Schindler, John R.	11,800.00
Notes Payable - Shepherd, Frank	1,000.00
Notes Payable - Wallstein, Dorothy B.	1,500.00
Total Notes Payable	94,117.79
Total Other Current Liabilities	$94,117.79
Total Current Liabilities	$143,861.04
Total Liabilities	$143,861.04
Equity	
Opening Balance Equity (276)	20,000.00
Partner Equity	
Andersen, Kip	
Investments	25,000.00
Total Andersen, Kip	25,000.00
Burger, Charles J	

Investments	25,000.00
Total Burger, Charles J	**25,000.00**
Butler, JoAnne	
Investments	10,000.00
Total Butler, JoAnne	**10,000.00**
Capitol Raising Expenses	-1,245.00
Connor, Daryl	
Investments	10,000.00
Total Connor, Daryl	**10,000.00**
Dautch, Robert Marc	
Investments	25,000.00
Total Dautch, Robert Marc	**25,000.00**
Goddard Assoc Inc.	
Investments	5,000.00
Total Goddard Assoc Inc.	**5,000.00**
Goddard, Sean	
Investments	10,000.00
Total Goddard, Sean	**10,000.00**
Hendricks Estate, The	
Investments	10,000.00
Total Hendricks Estate, The	**10,000.00**
Himmel, Douglas	
Investments	25,000.00
Total Himmel, Douglas	**25,000.00**
Hope, Mr. Barclay	
Investments	25,000.00
Total Hope, Mr. Barclay	**25,000.00**
Jalili, Kimia	
Investments	10,000.00
Total Jalili, Kimia	**10,000.00**
Jones Family Trust, The	
Investments	15,000.00
Total Jones Family Trust, The	**15,000.00**
Kingsley, Dr. John	
Investments	75,000.00
Total Kingsley, Dr. John	**75,000.00**
Lovelace, Gunnar	
Investments	10,000.00
Total Lovelace, Gunnar	**10,000.00**
McAuley, Lucas	

Investments	10,000.00
Total McAuley, Lucas	**10,000.00**
McCord, Orpheo	
Investments	25,000.00
Total McCord, Orpheo	**25,000.00**
Nakosteen, Deanna	
Investments	10,000.00
Total Nakosteen, Deanna	**10,000.00**
Nicoles, Susan	
Investments	10,000.00
Total Nicoles, Susan	**10,000.00**
Petro, Anthony & Mary Ann	
Investments	30,000.00
Total Petro, Anthony & Mary Ann	**30,000.00**
Petro, Mary Ann	
Investments	22,500.00
Total Petro, Mary Ann	**22,500.00**
Petro, Melanie Louis	
Investments	6,250.00
Total Petro, Melanie Louis	**6,250.00**
Petro, Michelle Ann	
Investments	6,250.00
Total Petro, Michelle Ann	**6,250.00**
Sadka, David	
Investments	15,000.00
Total Sadka, David	**15,000.00**
Shepard, Frank	
Investments	10,000.00
Total Shepard, Frank	**10,000.00**
Singh, Mike	
Investments	10,000.00
Total Singh, Mike	**10,000.00**
Steele, Brandon	
Investments	20,000.00
Total Steele, Brandon	**20,000.00**
Swope III, Russell	
Investments	10,000.00
Total Swope III, Russell	**10,000.00**
TMG Media, LLC	
Investments	10,000.00

Total TMG Media, LLC	10,000.00
Wallstein, Dorothy	
Investments	12,500.00
Total Wallstein, Dorothy	12,500.00
Woods, Aubrie	
Investments	10,000.00
Total Woods, Aubrie	10,000.00
Total Partner Equity	496,255.00
Retained Earnings	-582,005.67
Net Income	-10,753.55
Total Equity	$ -76,504.22
TOTAL LIABILITIES AND EQUITY	$67,356.82

Tuesday, May 13, 2014 08:43:23 AM PDT GMT-7 - Accrual Basis

Omega Creamery, LLC

PROFIT AND LOSS

January 1 - May 13, 2014

	TOTAL
Income	
Discounts given	-6,065.80
Gross Sales	30.00
omega cream - choco crunch	6,702.40
omega cream - hemp date nut	4,852.80
omega cream - superberry	2,872.00
omega cream - vanilla	3,864.00
omega kombucha sorbet-passion	2,576.80
omega milk - original	11,828.40
omega milk - unsweetened	13,346.26
omega milk - vanilla	13,910.04
Total Gross Sales	59,982.70
Uncategorized Income	12,500.00
Total Income	**$66,416.90**
Cost of Goods Sold	
Cost of Goods Sold	
Kitchen Labor	13,947.02
Product Costs	
Ingredients & Packaging	2,167.35
Ingredients	4,728.31
Packaging	10,553.07
Total Ingredients & Packaging	17,448.73
Total Product Costs	17,448.73
Total Cost of Goods Sold	31,395.75
Total Cost of Goods Sold	**$31,395.75**
Gross Profit	**$35,021.15**
Expenses	
General & Administrative	7,261.50
Bank Charges	149.86
Communication Expenses	
Internet & Telephone	-39.00
Mobile Communications	657.41
Total Communication Expenses	618.41
Consulting Expenses	6,000.00
Administrative Consulting	7,000.00

Total Consulting Expenses	**13,000.00**
Delivery & Postage	91.97
Duplication & Printing Expenses	5.50
Information Technology	47.94
Insurance Expense	1,097.90
Licenses & Permits	110.34
Maintenance & Repairs	65.00
Office Supplies	49.41
Professional Services	
Accounting	1,612.50
Legal	165.00
Total Professional Services	**1,777.50**
Rent	
Inventory Storage	727.50
Rent Office/Kitchen	8,000.00
Total Rent	**8,727.50**
Tax Expenses	
State Taxes	49.95
Total Tax Expenses	**49.95**
Travel & Entertainment	38.40
Accomodations & Transportation	297.81
Meals & Entertainment	49.65
Total Travel & Entertainment	**385.86**
Total General & Administrative	**33,438.64**
Production Expenses (Kitchen)	8.20
Production Setup & Misc	-3.81
Total Production Expenses (Kitchen)	**4.39**
Sales and Marketing Expenses	
Marketing Expenses	
Advertising Expenses	15.08
Domain and Website Expenses	172.63
Total Advertising Expenses	**187.71**
Demos & Sampling	
Demo Labor	1,966.25
Demo Materials	119.79
Total Demos & Sampling	**2,086.04**
Travel & Entertainment	472.00
Meal Expense	10.75
Total Travel & Entertainment	**482.75**
Total Marketing Expenses	**2,756.50**
Sales Expenses	372.25

Shipping Expenses	197.58
Delivery Labor	4,597.75
Delivery Vehicle Expenses	800.00
Fuel Expenses	1,525.65
Maintenance & Repair	603.05
Total Delivery Vehicle Expenses	**2,928.70**
Distributor Delivery (Discount)	11.50
Shipping - Outbound Product	111.60
Total Shipping Expenses	**7,847.13**
Total Sales Expenses	**8,219.38**
Total Sales and Marketing Expenses	**10,975.88**
Uncategorized Expense	1,355.79
Total Expenses	**$45,774.70**
Net Operating Income	**$ -10,753.55**
Net Income	**$ -10,753.55**

Tuesday, May 13, 2014 08:44:42 AM PDT GMT-7 - Accrual Basis

Omega Creamery, LLC
BALANCE SHEET
As of December 31, 2013

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
(1287) Business Fundamentals Chk	7,693.29
(7406) Business Investment Acct	1.02
(9739) Business Fundamentals Chk	15.29
10300 Jungaloo Checking (deleted)	0.00
Bank of America - Checking	0.00
Bank of America - Savings (deleted)	0.00
Total Cash	7,709.60
Total Bank Accounts	$7,709.60
Accounts Receivable	
Accounts Receivable	10,443.04
Total Accounts Receivable	$10,443.04
Other current assets	
Executive Advance	388.08
Schindler, John	903.07
Total Executive Advance	1,291.15
Inventory	
Finished Goods Inventory	2,419.43
Raw Material Inventory	7,868.00
Total Inventory	10,287.43
Undeposited Funds	0.00
Total Other current assets	$11,578.58
Total Current Assets	$29,731.22
Fixed Assets	
Furniture and Equipment	19,286.58
Accumulated Depreciation	-13,458.00
Total Furniture and Equipment	5,828.58
Total Fixed Assets	$5,828.58
Other Assets	
Intangible Assets	9,159.10
Total Other Assets	$9,159.10
TOTAL ASSETS	$44,718.90

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	47,901.78
Total Accounts Payable	**$47,901.78**
Credit Cards	
US Bank credit card	5,200.00
Total Credit Cards	**$5,200.00**
Other Current Liabilities	
Notes Payable	
Notes Payable - Burger, Charles J.	5,000.00
Notes Payable - Denny, Randell	2,000.00
Notes Payable - Goddard, Robert	1,000.00
Notes Payable - Himmel, Douglas	5,000.00
Notes Payable - Hope, Barclay	45,317.79
Notes Payable - Jalili, Kimia	1,000.00
Notes Payable - Kingsley, John R.	5,000.00
Notes Payable - Nakosteen, Deanna	1,000.00
Notes Payable - Nichols, Susan	1,500.00
Notes Payable - Petro, Mary Ann	1,500.00
Notes Payable - Schindler, John R.	5,800.00
Notes Payable - Shepherd, Frank	1,000.00
Notes Payable - Wallstein, Dorothy B.	1,500.00
Total Notes Payable	**76,617.79**
Total Other Current Liabilities	**$76,617.79**
Total Current Liabilities	**$129,719.57**
Total Liabilities	**$129,719.57**
Equity	
Partner Equity	
Andersen, Kip	
Investments	25,000.00
Total Andersen, Kip	**25,000.00**
Burger, Charles J	
Investments	25,000.00
Total Burger, Charles J	**25,000.00**
Butler, JoAnne	
Investments	10,000.00
Total Butler, JoAnne	**10,000.00**
Capitol Raising Expenses	-495.00
Connor, Daryl	

Investments	10,000.00
Total Connor, Daryl	**10,000.00**
Dautch, Robert Marc	
Investments	25,000.00
Total Dautch, Robert Marc	**25,000.00**
Goddard Assoc Inc.	
Investments	5,000.00
Total Goddard Assoc Inc.	**5,000.00**
Goddard, Sean	
Investments	10,000.00
Total Goddard, Sean	**10,000.00**
Hendricks Estate, The	
Investments	10,000.00
Total Hendricks Estate, The	**10,000.00**
Himmel, Douglas	
Investments	25,000.00
Total Himmel, Douglas	**25,000.00**
Hope, Mr. Barclay	
Investments	25,000.00
Total Hope, Mr. Barclay	**25,000.00**
Jalili, Kimia	
Investments	10,000.00
Total Jalili, Kimia	**10,000.00**
Jones Family Trust, The	
Investments	15,000.00
Total Jones Family Trust, The	**15,000.00**
Kingsley, Dr. John	
Investments	75,000.00
Total Kingsley, Dr. John	**75,000.00**
Lovelace, Gunnar	
Investments	10,000.00
Total Lovelace, Gunnar	**10,000.00**
McAuley, Lucas	
Investments	10,000.00
Total McAuley, Lucas	**10,000.00**
McCord, Orpheo	
Investments	25,000.00
Total McCord, Orpheo	**25,000.00**
Nakosteen, Deanna	
Investments	10,000.00

Total Nakosteen, Deanna	**10,000.00**
Nicoles, Susan	
Investments	10,000.00
Total Nicoles, Susan	**10,000.00**
Petro, Anthony & Mary Ann	
Investments	30,000.00
Total Petro, Anthony & Mary Ann	**30,000.00**
Petro, Mary Ann	
Investments	22,500.00
Total Petro, Mary Ann	**22,500.00**
Petro, Melanie Louis	
Investments	6,250.00
Total Petro, Melanie Louis	**6,250.00**
Petro, Michelle Ann	
Investments	6,250.00
Total Petro, Michelle Ann	**6,250.00**
Sadka, David	
Investments	15,000.00
Total Sadka, David	**15,000.00**
Shepard, Frank	
Investments	10,000.00
Total Shepard, Frank	**10,000.00**
Singh, Mike	
Investments	10,000.00
Total Singh, Mike	**10,000.00**
Steele, Brandon	
Investments	20,000.00
Total Steele, Brandon	**20,000.00**
Swope III, Russell	
Investments	10,000.00
Total Swope III, Russell	**10,000.00**
TMG Media, LLC	
Investments	10,000.00
Total TMG Media, LLC	**10,000.00**
Wallstein, Dorothy	
Investments	12,500.00
Total Wallstein, Dorothy	**12,500.00**
Woods, Aubrie	
Investments	10,000.00
Total Woods, Aubrie	**10,000.00**

Total Partner Equity	**497,005.00**
Retained Earnings	-217,676.93
Net Income	-364,328.74
Total Equity	**$ -85,000.67**
TOTAL LIABILITIES AND EQUITY	**$44,718.90**

Tuesday, May 13, 2014 09:26:27 AM PDT GMT-7 - Accrual Basis

Omega Creamery, LLC

PROFIT AND LOSS

January - December 2013

	TOTAL
Income	
Discounts given	-1,042.70
Gross Sales	7,385.21
omega cream - choco crunch	15,423.38
omega cream - hemp date nut	12,133.64
omega cream - superberry	7,852.08
omega cream - vanilla	9,845.80
omega kombucha sorbet-passion	6,822.41
omega milk - original	27,201.02
omega milk - unsweetened	25,017.60
omega milk - vanilla	28,667.14
Total Gross Sales	140,348.28
Sales	0.00
Sales Discounts	
Other Discounts	-1,676.35
Promotional Discounts	-141.36
Total Sales Discounts	-1,817.71
Uncategorized Income	0.00
Total Income	$137,487.87
Cost of Goods Sold	
Cost of Goods Sold	12,773.50
Kitchen Labor	45,350.98
Product Costs	
Co-packing	20,746.33
Ingredients & Packaging	50,401.19
Freight - Inbound & Transfer	7,936.97
Total Ingredients & Packaging	58,338.16
Total Product Costs	79,084.49
Total Cost of Goods Sold	137,208.97
Total Cost of Goods Sold	$137,208.97
Gross Profit	$278.90
Expenses	
General & Administrative	2,303.75
Bank Charges	1,343.80
Communication Expenses	
Internet & Telephone	310.10

Mobile Communications	2,865.99
Total Communication Expenses	**3,176.09**
Consulting Expenses	30,834.79
Administrative Consulting	94,971.38
Total Consulting Expenses	**125,806.17**
Delivery & Postage	73.36
Duplication & Printing Expenses	637.00
Human Resources	460.27
Information Technology	401.61
Insurance Expense	3,252.79
Licenses & Permits	6,820.50
Maintenance & Repairs	1,616.46
Office Supplies	2,705.95
Professional Services	
Accounting	21,097.97
Legal	14,768.40
Total Professional Services	**35,866.37**
Rent	37,811.52
Inventory Storage	9,672.00
Rent Office/Kitchen	3,625.00
Total Rent	**51,108.52**
Tax Expenses	
State Taxes	1,720.00
Total Tax Expenses	**1,720.00**
Travel & Entertainment	49.36
Accomodations & Transportation	1,074.43
Meals & Entertainment	270.65
Total Travel & Entertainment	**1,394.44**
Total General & Administrative	**238,687.08**
Production Expenses (Kitchen)	1,604.63
Inventory Management	77.00
Production Setup & Misc	1,347.40
Total Production Expenses (Kitchen)	**3,029.03**
Sales and Marketing Expenses	378.34
Consulting Expenses	
Marketing & Sales Consulting	49,580.82
Total Consulting Expenses	**49,580.82**
Marketing Expenses	100.00
Advertising Expenses	3,075.88
Domain and Website Expenses	257.65
Marketing Materials	500.00

Total Advertising Expenses	**3,833.53**
Demos & Sampling	
Demo Labor	8,613.74
Demo Materials	1,588.80
Demo Product	1,744.50
Total Demos & Sampling	**11,947.04**
Trade Shows	1,205.00
Travel & Entertainment	5,885.39
Meal Expense	280.07
Total Travel & Entertainment	**6,165.46**
Total Marketing Expenses	**23,251.03**
Sales Expenses	898.15
Sales Brokerage Commissions	2,429.70
Sales Materials	3,539.38
Shipping Expenses	280.61
Delivery Labor	8,354.20
Delivery Vehicle Expenses	2,528.74
Fuel Expenses	10,074.08
Maintenance & Repair	3,827.20
Total Delivery Vehicle Expenses	**16,430.02**
Distributor Delivery (Discount)	2,039.20
Shipping - Outbound Product	2,760.49
Total Shipping Expenses	**29,864.52**
Total Sales Expenses	**36,731.75**
Total Sales and Marketing Expenses	**109,941.94**
Total Expenses	**$351,658.05**
Net Operating Income	**$ -351,379.15**
Other Income	
Other Income	
Interest Earned	0.13
Total Other Income	**0.13**
Total Other Income	**$0.13**
Other Expenses	
Depreciation Expense	8,188.64
Other Expense	
Bad Debt Write-Off Expense	69.60
Interest Expense	
Hope, Barclay - Interest Expense	2,417.79
Total Interest Expense	**2,417.79**
Total Other Expense	**2,487.39**

Product Spoilage	2,273.69
Total Other Expenses	**$12,949.72**
Net Other Income	**$ -12,949.59**
Net Income	**$ -364,328.74**

Tuesday, May 13, 2014 09:24:04 AM PDT GMT-7 - Accrual Basis

Omega Creamery, LLC

BALANCE SHEET

As of December 31, 2012

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	
10300 Jungaloo Checking (deleted)	2,648.59
Bank of America - Checking	-6,571.71
Bank of America - Savings (deleted)	5,010.41
Total Cash	1,087.29
Total Bank Accounts	$1,087.29
Accounts Receivable	
Accounts Receivable	9,721.47
Total Accounts Receivable	$9,721.47
Other current assets	
Executive Advance	
Schindler, John	994.71
Total Executive Advance	994.71
Inventory	
Finished Goods Inventory	9,136.00
Raw Material Inventory	18,272.00
Total Inventory	27,408.00
Total Other current assets	$28,402.71
Total Current Assets	$39,211.47
Fixed Assets	
Furniture and Equipment	15,809.66
Accumulated Depreciation	-5,269.36
Total Furniture and Equipment	10,540.30
Total Fixed Assets	$10,540.30
Other Assets	
Intangible Assets	9,159.10
Total Other Assets	$9,159.10
TOTAL ASSETS	$58,910.87
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	

Accounts Payable	
Accounts Payable	19,087.80
Total Accounts Payable	$19,087.80
Total Current Liabilities	$19,087.80
Total Liabilities	$19,087.80
Equity	
Partner Equity	
Connor, Daryl	
Investments	10,000.00
Total Connor, Daryl	10,000.00
Goddard, Sean	
Investments	10,000.00
Total Goddard, Sean	10,000.00
Hendricks Estate, The	
Investments	10,000.00
Total Hendricks Estate, The	10,000.00
Jalili, Kimia	
Investments	10,000.00
Total Jalili, Kimia	10,000.00
Jones Family Trust, The	
Investments	15,000.00
Total Jones Family Trust, The	15,000.00
Kingsley, Dr. John	
Investments	50,000.00
Total Kingsley, Dr. John	50,000.00
Lovelace, Gunnar	
Investments	10,000.00
Total Lovelace, Gunnar	10,000.00
McAuley, Lucas	
Investments	10,000.00
Total McAuley, Lucas	10,000.00
Nakosteen, Deanna	
Investments	10,000.00
Total Nakosteen, Deanna	10,000.00
Nicoles, Susan	
Investments	10,000.00
Total Nicoles, Susan	10,000.00
Petro, Anthony & Mary Ann	
Investments	20,000.00
Total Petro, Anthony & Mary Ann	20,000.00

Petro, Mary Ann	
Investments	12,500.00
Total Petro, Mary Ann	12,500.00
Petro, Melanie Louis	
Investments	6,250.00
Total Petro, Melanie Louis	6,250.00
Petro, Michelle Ann	
Investments	6,250.00
Total Petro, Michelle Ann	6,250.00
Sadka, David	
Investments	15,000.00
Total Sadka, David	15,000.00
Shepard, Frank	
Investments	10,000.00
Total Shepard, Frank	10,000.00
Steele, Brandon	
Investments	10,000.00
Total Steele, Brandon	10,000.00
Swope III, Russell	
Investments	10,000.00
Total Swope III, Russell	10,000.00
Wallstein, Dorothy	
Investments	12,500.00
Total Wallstein, Dorothy	12,500.00
Woods, Aubrie	
Investments	10,000.00
Total Woods, Aubrie	10,000.00
Total Partner Equity	257,500.00
Retained Earnings	0.00
Net Income	-217,676.93
Total Equity	$39,823.07
TOTAL LIABILITIES AND EQUITY	$58,910.87

Tuesday, May 13, 2014 09:25:51 AM PDT GMT-7 - Accrual Basis

Omega Creamery, LLC

PROFIT AND LOSS

January - December 2012

	TOTAL
Income	
Gross Sales	3,050.10
omega cream - choco crunch	4,790.31
omega cream - hemp date nut	3,309.59
omega cream - superberry	2,251.23
omega cream - vanilla	3,550.97
omega kombucha sorbet-passion	1,897.82
omega milk - original	9,003.71
omega milk - unsweetened	157.06
omega milk - vanilla	9,381.89
Total Gross Sales	37,392.68
Total Income	**$37,392.68**
Cost of Goods Sold	
Cost of Goods Sold	
Kitchen Labor	6,376.87
Product Costs	
Ingredients & Packaging	23,434.57
Total Product Costs	23,434.57
Total Cost of Goods Sold	29,811.44
Total Cost of Goods Sold	**$29,811.44**
Gross Profit	**$7,581.24**
Expenses	
General & Administrative	
Bank Charges	291.27
Communication Expenses	
Internet & Telephone	1,403.93
Mobile Communications	2,195.45
Total Communication Expenses	3,599.38
Consulting Expenses	9,655.03
Administrative Consulting	70,796.93
Total Consulting Expenses	80,451.96
Delivery & Postage	581.11
Duplication & Printing Expenses	1,845.23
Human Resources	25.00
Information Technology	1,582.22
Insurance Expense	897.22

Licenses & Permits	2,478.20
Maintenance & Repairs	2,898.41
Office Supplies	1,110.01
Professional Services	
Accounting	2,137.50
Legal	3,365.00
Total Professional Services	5,502.50
Rent	30,539.00
Travel & Entertainment	
Accomodations & Transportation	243.52
Meals & Entertainment	28.20
Total Travel & Entertainment	271.72
Total General & Administrative	132,073.23
Production Expenses (Kitchen)	6,177.97
Production Setup & Misc	660.83
Total Production Expenses (Kitchen)	6,838.80
Sales and Marketing Expenses	
Consulting Expenses	
Marketing & Sales Consulting	36,400.58
Total Consulting Expenses	36,400.58
Marketing Expenses	
Advertising Expenses	294.49
Marketing Materials	160.90
Total Advertising Expenses	455.39
Demos & Sampling	
Demo Labor	7,338.92
Demo Materials	42.93
Demo Product	9,508.67
Total Demos & Sampling	16,890.52
Trade Shows	110.00
Travel & Entertainment	1,259.96
Meal Expense	823.93
Total Travel & Entertainment	2,083.89
Total Marketing Expenses	19,539.80
Sales Expenses	13.44
Sales Materials	736.58
Shipping Expenses	
Delivery Vehicle Expenses	518.70
Fuel Expenses	6,842.26
Maintenance & Repair	2,138.96
Total Delivery Vehicle Expenses	9,499.92

Shipping - Outbound Product	3,252.55
Total Shipping Expenses	12,752.47
Total Sales Expenses	13,502.49
Total Sales and Marketing Expenses	69,442.87
Total Expenses	$208,354.90
Net Operating Income	$ -200,773.66
Other Income	
Other Income	
Interest Earned	8.09
Total Other Income	8.09
Total Other Income	$8.09
Other Expenses	
Depreciation Expense	5,269.36
Product Spoilage	11,642.00
Total Other Expenses	$16,911.36
Net Other Income	$ -16,903.27
Net Income	$ -217,676.93

Tuesday, May 13, 2014 09:24:42 AM PDT GMT-7 - Accrual Basis

Omega Creamery, LLC

STATEMENT OF CASH FLOWS

January 1 - June 23, 2014

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,918.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-4,862.82
Executive Advance:Schindler, John	0.00
Accounts Payable	-2,349.51
Notes Payable:Notes Payable - Anderson, Kip	1,000.00
Notes Payable:Notes Payable - Dautch, Robert Marc	1,500.00
Notes Payable:Notes Payable - Jones Trust	1,000.00
Notes Payable:Notes Payable - Kingsley, John R.	5,000.00
Notes Payable:Notes Payable - McCord, Orpheo	1,500.00
Notes Payable:Notes Payable - Sadka, David	1,500.00
Notes Payable:Notes Payable - Schindler, John R.	6,000.00
Net cash provided by operating activities	**$3,369.47**
FINANCING ACTIVITIES	
Partner Equity:Capitol Raising Expenses	-750.00
Net cash provided by financing activities	**$ -750.00**
Net cash increase for period	**$2,619.47**
Cash at beginning of period	7,709.60
Cash at end of period	**$10,329.07**

Monday, Jun 23, 2014 12:56:16 PM PDT GMT-7

Note CF1: Net operating break-even point of cash flow is scheduled to be attainable after completing the "Phase 1 – Regional #1 Capital Upgrades," which require just under $500,000 in plant and distribution Upgrades and increases in sales volume to approximately $90,000 in Wholesale monthly sales. Within10 months following the plant and distribution upgrades, volume cost savings discounts and volume efficiencies are expected to bring Regional #1 into profitability.

Omega Creamery, LLC

STATEMENT OF CASH FLOWS

January - December 2013

	TOTAL
OPERATING ACTIVITIES	
Net Income	-364,328.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-721.57
Executive Advance	-388.08
Executive Advance:Schindler, John	91.64
Inventory:Finished Goods Inventory	6,716.57
Inventory:Raw Material Inventory	10,404.00
Accounts Payable	28,813.98
US Bank credit card	5,200.00
Notes Payable:Notes Payable - Burger, Charles J.	5,000.00
Notes Payable:Notes Payable - Denny, Randell	2,000.00
Notes Payable:Notes Payable - Goddard, Robert	1,000.00
Notes Payable:Notes Payable - Himmel, Douglas	5,000.00
Notes Payable:Notes Payable - Hope, Barclay	45,317.79
Notes Payable:Notes Payable - Jalili, Kimia	1,000.00
Notes Payable:Notes Payable - Kingsley, John R.	5,000.00
Notes Payable:Notes Payable - Nakosteen, Deanna	1,000.00
Notes Payable:Notes Payable - Nichols, Susan	1,500.00
Notes Payable:Notes Payable - Petro, Mary Ann	1,500.00
Notes Payable:Notes Payable - Schindler, John R.	5,800.00
Notes Payable:Notes Payable - Shepherd, Frank	1,000.00
Notes Payable:Notes Payable - Wallstein, Dorothy B.	1,500.00
Net cash provided by operating activities	$ -237,594.41
INVESTING ACTIVITIES	
Furniture and Equipment	-3,476.92
Furniture and Equipment:Accumulated Depreciation	8,188.64
Net cash provided by investing activities	$4,711.72
FINANCING ACTIVITIES	
Partner Equity:Andersen, Kip:Investments	25,000.00
Partner Equity:Burger, Charles J:Investments	25,000.00
Partner Equity:Butler, JoAnne:Investments	10,000.00
Partner Equity:Capitol Raising Expenses	-495.00
Partner Equity:Deutch, Robert Marc:Investments	25,000.00
Partner Equity:Goddard Assoc Inc.:Investments	5,000.00
Partner Equity:Himmel, Douglas:Investments	25,000.00
Partner Equity:Hope, Mr. Barclay:Investments	25,000.00
Partner Equity:Kingsley, Dr. John:Investments	25,000.00

Partner Equity:McCord, Orpheo:Investments	25,000.00
Partner Equity:Petro, Anthony & Mary Ann:Investments	10,000.00
Partner Equity:Petro, Mary Ann:Investments	10,000.00
Partner Equity:Singh, Mike:Investments	10,000.00
Partner Equity:Steele, Brandon:Investments	10,000.00
Partner Equity:TMG Media, LLC:Investments	10,000.00
Net cash provided by financing activities	**$239,505.00**
Net cash increase for period	**$6,622.31**
Cash at beginning of period	1,087.29
Cash at end of period	**$7,709.60**

Tuesday, Jun 24, 2014 01:08:13 PM PDT GMT-7

Omega Creamery, LLC

STATEMENT OF CASH FLOWS

January - December 2012

	TOTAL
OPERATING ACTIVITIES	
Net Income	-217,676.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-9,721.47
Executive Advance:Schindler, John	-994.71
Inventory:Finished Goods Inventory	-9,136.00
Inventory:Raw Material Inventory	-18,272.00
Accounts Payable	19,087.80
Net cash provided by operating activities	**$ -236,713.31**
INVESTING ACTIVITIES	
Furniture and Equipment	-15,809.66
Furniture and Equipment:Accumulated Depreciation	5,269.36
Net cash provided by investing activities	**$ -10,540.30**
FINANCING ACTIVITIES	
Partner Equity:Connor, Daryl:Investments	10,000.00
Partner Equity:Goddard, Sean:Investments	10,000.00
Partner Equity:Hendricks Estate, The:Investments	10,000.00
Partner Equity:Jones Family Trust, The:Investments	15,000.00
Partner Equity:Kingsley, Dr. John:Investments	50,000.00
Partner Equity:Lovelace, Gunnar:Investments	10,000.00
Partner Equity:McAuley, Lucas:Investments	10,000.00
Partner Equity:Nakosteen, Deanna:Investments	10,000.00
Partner Equity:Nicoles, Susan:Investments	10,000.00
Partner Equity:Petro, Anthony & Mary Ann:Investments	20,000.00
Partner Equity:Petro, Mary Ann:Investments	12,500.00
Partner Equity:Petro, Melanie Louis:Investments	6,250.00
Partner Equity:Petro, Michelle Ann:Investments	6,250.00
Partner Equity:Sadka, David:Investments	15,000.00
Partner Equity:Shepard, Frank:Investments	10,000.00
Partner Equity:Steele, Brandon:Investments	10,000.00
Partner Equity:Swope III, Russell:Investments	8,000.00
Partner Equity:Wallstein, Dorothy:Investments	12,500.00
Partner Equity:Woods, Aubrie:Investments	10,000.00
Net cash provided by financing activities	**$245,500.00**
Net cash increase for period	**$ -1,753.61**
Cash at beginning of period	2,840.90
Cash at end of period	**$1,087.29**

OMEGA CREAMERY, LLC
NOTES TO FINANCIAL STATEMENTS

For The Period of Inception (February 07, 2012) To December 31, 2112

NOTE: ORGANIZATION

OMEGA CREAMERY, LLC a Wyoming limited Liability Company, (the Company) was formed on February 07, 2012. The purpose of the Company is to manufacture and deliver to market their proprietary dairy-free milk and ice cream products.

John R. Schindler is the original Founder and Managing Member of the Company and as of the end of the Accounting Period owned 42.3% of the Membership Units of the Company. A total number of 25 equity investors contributed a total of $257,500 of investment capital in 2012 in exchange for Membership Unit Share interests convertible into Common Stock upon creation of the anticipated C Corporation in the future.

NOTE 1: SUMMARY OF SIGNIFICANT AOCOUNTING POLICIES

Accounting Principles
Our financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Income Taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of income, deductions and tax credits are passed through to and reported by its owners on their respective tax returns. The Company's federal tax status as a pass-through entity is based upon its status as a Limited Liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-though entity. The Company is required to file tax returns with the Internal revenue Service and other tax authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax position, which must be considered for disclosure.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States *of* America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts *of* revenues and expenses during the reporting period. Actual results could differ from those estimates.

OMEGA CREAMERY, LLC
NOTES TO FINANCIAL STATEMENTS

For The Period of January 1, 2013 To December 31, 2113

NOTE: ORGANIZATION

OMEGA CREAMERY, LLC a Wyoming limited Liability Company, (the Company) was formed on February 07, 2012. The purpose of the Company is to manufacture and deliver to market their proprietary dairy-free milk and ice cream products.

NOTE 1: SUMMARY OF SIGNIFICANT AOCOUNTING POLICIES

Accounting Principles
Our financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Additional Capitalization
During the reporting period seven new investors and some of the existing twenty five investors contributed a total of $271,490 of investment capital in 2013 in exchange for Membership Unit Share interests convertible into Common Stock upon creation of the anticipated C Corporation in the future.

Income Taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of income, deductions and tax credits are passed through to and reported by its owners on their respective tax returns. The Company's federal tax status as a pass-through entity is based upon its status as a Limited Liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-though entity. The Company is required to file tax returns with the Internal revenue Service and other tax authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax position, which must be considered for disclosure.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States *of* America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts *of* revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE: 2 Notes To Barclay Hope
On January 31, 2013, Barclay Hope, the current CEO, loaned the company $25,000 under a CONVERTIBLE NOTE PURCHASE AGREEMENT dated, 01/31/2013 that would earn 8% interest per annum with an option to convert into Membership Units for one year. On 03/01/2013 Barclay Hope loaned the company another $25,000 under the same note. Barclay Hope resigned as CEO on May 1st, 2013. The company then revised the previous note and added in $10,250 of accounts payable to Barclay Hope into a new Loan Repayment and Note Agreement, dated June 5, 2013, which was not a convertible note, but ordinary debt at a rate of 8% per annum. The financing was used for operational expenses and overhead items.

NOTE 3: - Bridge Loan Note
Then effective November 15, 2013, a group of fifteen of the current investors loaned the Company $37,000 under the agreements named, SECURED PROMISSORY NOTE and BRIDGE FINANCING, SECURITY AND INTERCREDITOR AGREEMENT at a rate of 10% per annum. The financing was used for operational expenses and overhead items.

OMEGA CREAMERY, LLC
NOTES TO FINANCIAL STATEMENTS

For The Period of January 1, 2014 To December 31, 2114

NOTE: ORGANIZATION

OMEGA CREAMERY, LLC a Wyoming limited Liability Company, (the Company) was formed on February 07, 2012. The purpose of the Company is to manufacture and deliver to market their proprietary dairy-free milk and ice cream products.

NOTE 1: SUMMARY OF SIGNIFICANT AOCOUNTING POLICIES

Accounting Principles

Our financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Additional Capitalization

During the reporting period seven new investors and some of the existing twenty five investors contributed a total of $30,000 of investment capital in 2014 in exchange for Membership Unit Share interests convertible into Common Stock upon creation of the anticipated C Corporation in the future.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of income, deductions and tax credits are passed through to and reported by its owners on their respective tax returns. The Company's federal tax status as a pass-through entity is based upon its status as a Limited Liability company.

According to an agreement with GlobalCrowdTV Broadcasting Company entered into on January 14, 2014 the Company has filed for the creation of a California C Corporation and is in the process of merging the previous Wyoming Limited Liability Corporation, Omega Creamery, LLC over into the new C Corporation, Omega Creamery, inc. As such, the company will have to file corporate taxes according to the regulations of the IRS as of the date the conversion into the C Corporation is completed through the balance of the calendar year or fiscal year that may be elected.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States *of* America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts *of* revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE: 2 Notes To Barclay Hope

On March 18 2014 the Company further modified the note and loan agreement to Barclay Hope, and rolled the current loan balance of $49,722.95 into a new agreement, Loan Repayment and Note Agreement Modification. The note continued to bear the same interest of 8% per annum. The note restructure lowered the minimum monthly payments to interest only from the previous $2,000 per month minimum payment and it extended the terms and due date.

NOTE 3: - Bridge Loan Note

Over the first four months of 2014, several of the same group of fifteen of the current investors and five more current investors loaned the Company another $ 56,818 under the agreements named, SECURED PROMISSORY NOTE and BRIDGE FINANCING, SECURITY AND INTERCREDITOR AGREEMENT at a rate of 10% per annum. The financing was used for operational expenses and overhead items.

NOTE 4: Agreement with GlobalCrowdTV Broadcasting Company

On January 14, 2014 the Company entered into an agreement with GlobalCrowdTV Broadcasting Company" (Division of "Muehler International Corporation") to raise up to $5,000,000 (Five Million Dollars) of growth capital under a Regulation A Security Offering. According to this agreement the Company has filed for the creation of a California C Corporation and is in the process of merging the previous Wyoming Limited Liability Corporation, Omega Creamery, LLC over into the new C Corporation, Omega Creamery, inc.

STATEMENT OF MEMBRS EQUITY

For Period from January 1, 2014 through May 13, 2014 (Current)

(Not including Intellectual Property Asstes)

	Class A Members	Class B Members	Notes	Total
Capital Contributions	$0	$30,000	$56,818	$86,818
Net Loss	$0	-$60,753	$0	-$60,753
Balance	$0	-$30,753	$56,818	$26,065

STATEMENT OF MEMBRS EQUITY

For Period from January 1, 2013 through December 31, 2013

(Not including Intellectual Property Asstes)

	Class A Members	Class B Members	Notes	Total
Capital Contributions	$0	$281,740	$76,618	$358,358
Net Loss	$0	-$351,379	$0	-$351,379
Balance	$0	-$69,639	$76,618	$6,979

STATEMENT OF MEMBRS EQUITY

For Period from February 6, 2012 (Inception) through December 31, 2012

(Not including Intellectual Property Asstes)

	Class A Members	Class B Members	Notes	Total
Capital Contributions	$0	$257,500	$0	$257,500
Net Loss	$0	-$217,676	$0	-$217,676
Balance	$0	$39,824	$0	$39,824

Income Statements: Year 1 - Year 5 following capital infusion

	Forecasted Results for Capitalized Y01-Y05				
	Y01	Y02	Y03	Y04	Y05
# Outlets	333	1,353	2,737	5,981	10,725
# Milk Cases	26,166	138,964	435,046	853,247	1,778,211
# Ice Cream Cases	18,525	97,722	297,703	606,380	1,248,757
Gross Sales	$ 941,989	$ 4,311,161	$ 13,304,472	$ 26,619,423	$ 55,126,521
Less: Promotional D&A	145,282	441,809	120,494	156,366	187,948
Slotting	3,526	11,622	15,313	14,258	11,359
Deductions	8,655	96,365	324,786	554,370	798,922
Net Sales	784,525	3,761,366	12,843,879	25,894,429	54,128,291
Cost of Goods Sold (COGS):					
Product Costs	315,674	1,427,445	3,993,300	7,057,815	15,831,903
Manufacturing Costs	148,319	682,448	1,960,816	3,822,777	4,644,227
Storage & Fulfillment	29,277	143,295	395,960	695,672	1,237,301
Total COGS	493,270	2,253,188	6,350,077	11,576,263	21,713,430
% of net sales	62.9%	59.9%	49.4%	44.7%	40.1%
Gross Margin	291,255	1,508,178	6,493,802	14,318,165	32,414,861
% of net sales	37.1%	40.1%	50.6%	55.3%	59.9%
Operating Expenses:					
Selling & Distribution Expense	296,639	1,943,371	4,971,602	7,600,150	10,221,406
Sales Force	87,188	338,599	597,725	789,352	889,552
Brokerage	11,369	154,815	503,136	848,667	1,161,496
Sales Support	21,900	111,530	294,270	458,403	589,463
Distributor Expense / Programs	145,282	1,134,255	2,579,249	3,738,404	4,430,129
Freight	30,900	204,172	997,223	1,765,323	3,150,767
Marketing Expense	191,990	525,860	1,865,367	2,822,504	3,541,814
Retailer Marketing	3,000	19,398	462,936	713,962	871,122
Consumer / Sampling	25,865	118,439	789,358	1,300,049	1,687,926
General Marketing Staff	118,125	276,875	290,719	305,255	320,517
National Marketing Expense	33,000	72,000	217,322	276,023	376,201
Store Level POS / Advertising	12,000	39,147	105,033	227,215	286,048
General & Administrative Expense	428,058	858,442	1,416,528	1,708,355	2,167,137
Corporate Management	233,438	451,094	713,023	748,675	786,108
Administrative / Back Office	98,320	238,824	343,808	500,149	751,595
General Expenses	96,300	168,525	359,697	459,531	629,434
Total Operating Expenses	916,687	3,327,673	7,256,275	10,365,684	12,779,590
EBITDA - $	$ (625,432)	$ (1,819,496)	$ (1,363,735)	$ 2,882,829	$ 17,721,804
% of Net Sales					
Disc. & Allowances (Volume Based)	17%	13%	3%	3%	2%
COGS	63%	60%	49%	45%	40%
Gross Margin	37%	40%	51%	55%	60%
Selling Expense	38%	52%	39%	29%	19%
Marketing Expense	24%	14%	15%	11%	7%
General & Administrative Expense	55%	23%	11%	7%	4%
Total Operating Expenses	117%	88%	56%	40%	24%
EBITDA %	NM	NM	NM	11%	33%

NOTE ONE:

CONVERTIBLE NOTE PURCHASE AGREEMENT

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (the "Agreement") is made as of 1/31/13, by and among Omega Creamery LLC, a California limited liability company (the "Company"), and Barclay Hope (the "Lender"). Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

WHEREAS, the Lender intends to provide certain Consideration to the Company;

WHEREAS, the parties wish to provide for the sale and issuance of Notes convertible, solely upon election by the Lender, to purchase of units of the Company's Membership Interests in return for the provision by the Lender of the Consideration to the Company.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Definitions.

(a) "Consideration" shall mean the amount of money paid by Lender.

(b) "Conversion Event" shall mean conversion, upon election by the Lender of some or all of the principal and unpaid accrued interest of the Note into Conversion Units.

(c) "Conversion Units" shall be the Company's Class A and/or Class B Membership Interests.

(d) "Conversion Price" shall mean the price per Unit for the Company's Class A or Class B Units.

(e) "Equity Securities" shall mean the Company's Class A Units and/or Class B Units as defined in the Company's Operating Agreement.

(f) "Maturity Date" shall be January 31, 2014.

2. Terms of the Note.

2.1 Issuance of Note. In return for the Consideration paid by the Lender, the Company shall sell and issue to such Lender a Note. Each Note shall have a principal balance equal to that portion of the Consideration paid by such Lender for the Note. Each Note shall be convertible into Conversion Units pursuant to Section 2.2 below.

2.2 Conversion of Notes.

(a) Conversion Event. The principal and unpaid accrued interest of the Note, or some portion thereof, may be converted upon election by the Lender into Conversion Units at any time prior to the Maturity Date. The number of Conversion Units to be issued upon such conversion shall be equal to the quotient obtained by dividing the amount of outstanding principal and unpaid five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 8.5):

	If to the Company:	*If to Lender:*
	Omega Creamery LLC	Barclay Hope
Address:	PO box 1260. Ojai, California, 93024	119 Valley View Dr.
	Ojai, California 93024	Oak View, CA
	Attention: CEO	93022

8.6 Effect of Amendment or Waiver. Each Lender acknowledges that by the operation of Section 8.8 hereof, the Majority Noteholders will have the right and power to diminish or eliminate all rights of such Lender under this Agreement and each Note issued to such Lender.

8.7 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8.8 Unit Purchase Agreement and LLC Membership. The Lender understands and agrees that (i) the conversion of the Note into Conversion Units may require Lender's execution of certain agreements in the form agreed to by investors which will govern the registration, co-sale, rights of first refusal, rights of first offer and voting rights, if any, relating to the Conversion Units issued to Lender and; (ii) upon issuance of Conversion Units representing a membership interest in the Company, Lender shall promptly execute the Company's Operating Agreement and become a duly authorized member of the Company.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.

OMEGA CREAMERY LLC

Barclay Hope

Barclay Hope, CEO

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.

LENDER:

Barclay Hope

[Print name of Lender]

By: Amber L. Cleveland

Print Name: Amber L. Cleveland

Title: Director

Address: 1215 Cornwall Ln.
Ventura, CA
93001

CONVERTIBLE PROMISSORY NOTE

Date of Issuance: 1/31/13

Amount: $25,000 00/100

FOR VALUE RECEIVED, Omega Creamery LLC, a California limited liability company (the "Company"), hereby promises to pay to the order of Barclay Hope (the "Lender"), the principal sum of 25,000 00, together with interest thereon from the date of this Note. Interest shall accrue at a rate of eight percent (8%) per annum. Unless earlier converted into Conversion Units pursuant to Section 2.2 of the Omega Creamery Note Purchase Agreement dated January 31, 2013 between the Company and the Lender (the "Convertible Note Purchase Agreement"), the principal and accrued interest shall be due and payable by the Company on demand by the Lender on January 31, 2014 (the "Maturity Date"). If the Note is not converted or paid off in its entirety by the Maturity Date, interest shall thereafter accrue at a rate of twelve percent (12%) per annum.

The capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1. Payment. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Collection Costs (as defined below), if any, then accrued interest due and payable and then any remainder applied to principal. Prior to the Maturity Date, the Lender shall have the right to demand repayment of outstanding principal and unpaid accrued interest on the Note upon completion of a round of financing by the Company of $250,000 or greater. .

2. Security. This Note is a general unsecured obligation of the Company.

3. Conversion of the Notes. This Note and any amounts due hereunder shall be convertible into Conversion Units in accordance with the terms of Section 2.2 of the Purchase Agreement.

4. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement

5. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Lender. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Lenders.

6. Members and Officers not Liable. In no event shall any Member or Officer of the Company be liable for any amounts due and payable pursuant to this Note.

7. Expenses. The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise ("Collection Costs"). The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

8. Governing Law. This Note shall be governed by and construed under the laws of the State of California as applied to other instruments made by California residents to be performed entirely within the State of California.

OMEGA CREAMERY LLC

Barclay Hope, CEO

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

NOTE 2:

Loan Repayment and Note Agreement

June 5, 13

Between the parties:

Barclay Hope

And

Omega Creamery, LLC.

This agreement will spell out the terms of repayment and serve as the note for the money owed to Barclay Hope from Omega Creamery, LLC. in the amount of Omega Creamery, LLC, an amount of $60,250, which is the previous total of all outstanding debts to Barclay Hope, being:

1. the $50,000 loan from Barclay Hope to Omega Creamery, LLC.
2. the USBank Credit card, which is now$8,000 and
3. the outstanding payroll of $3750 having been reduced by $1500, so that balance is now $2250.

The interest will be paid at a rate of 8% per annum, calculated monthly on the 14th of each month on the outstanding principle balance.

The payment on the note will be the greater of $2,000 or 10% of the investment capital raised over the past 30 days and due on the 15th of each month.

Omega Creamery, LLC. Disclose to Barclay Hope a list of all investment provided in the preceding 30 days, running from the 15th to the 14th of the preceding month. If that investment exceeds $20k, the minimum payment will become 10% of that total figure instead of the $2,000 (i.e. $300,000 investment, the minimum payment will be $30,000).

Each payment will be accompanied by an accounting summary of the interest paid and new outstanding balance.

If the note is not postmarked by the 15th of the month, then Penalties of 5% will be added if this payment is not mailed within 3 days of this date.

To simplify, Barclay Hope will assume responsibility of paying back the US Bank Credit Card out of these funds as he chooses to retire the balance, but will keep said card current so it does not negatively effect the credit of Omega Creamery, LLC. If Barclay

Hope selects not to retire said balance on a timely basis, this will not increase the total obligation owed by Omega Creamery, LLC.

Other Items of the agreement:

The original $25k investment made from BH to Omega will be re-priced from 15cents/share to 10 cents/share. Stock certificates will be exchanged within 3 days the signing of this agreement for the 250,000 membership units to these units will be reflected on the Omega books as Class B partnership units and his stock earned through deferred salary of 315,350 membership units. These will be reflected as Class C partnership units.

The terms of this agreement replace and take precedence over the terms of any previous agreements and represent the full scope of agreement and understanding between the parties in regards to this debt obligation and note. This agreement is herby agreed to and approved by the parties:

For Omega Creamery, LLC:

____

John Schindler, CEO Date

For: Barclay Hope

____

Barclay Hope Date

NOTE 3:

Loan Repayment and Note Agreement Modification

March 18 2014

Between the parties:

Barclay Hope

And

Omega Creamery, LLC., A Wyoming Limited Liability Corporation being restructured into a California C Corporation or a California LLC.

The following agreement and note has been drafted to modify the former note agreement executed on or about June 6, 2014 in order to help Omega Creamery stay viable be able to service the note and keep it current.

Whereas: Omega Creamery has not made the minimum payments since the November payment that was paid on December 14 2013.

Whereas: Parties agree to accrue back interest and penalties into the balance of the note and create a new starting date of March 15, 20 so that this new note is considered current.

Whereas the parties agree the note will bear the same interest rate as the previous note of 8% per annum.

Whereas the parties agree that the new payment schedule will call for a payment equal to the unpaid interest for the previous period; plus a percentage of the investment capital raised over the previous period (one month), based upon the schedule below, such payment will be calculated from the 15th to the 14th of each calendar month and due on the 15th of each month.

This agreement will spell out the terms of repayment and serve as the note for the money owed to Barclay Hope from Omega Creamery, LLC. in the amount of Omega Creamery, LLC, an amount of $50,601.61 (Fifty thousand six hundred and one dollars and 61/cents) being comprised of (see attached Schedule of Barclay Loan):

$49,722.95, which was the balance of the previous note as of the date of the last payment made on December 14, 2013.
$1,700 in accrued interest and penalties

The outstanding balance of the note will earn an interest rate of 8% per annum, calculated monthly on the 14th of each month on the outstanding principle balance. The payment will first pay the interest and the remainder will be applied against the principal balance.

The interest and principle payment on the note will be calculated as follows:
1. Interest only for the period between March 15, 2014 and the next $100,000 of investment capital raised
2. Interest only plus 2.5% of the investment capital raised for the period between the next $100,000 and $250,000.
3. Interest only plus 5% of the investment capital raised for the period between the next $250,000 and $500,000.
4. Interest only plus 5% of the investment capital raised for the period between the next $500,000 until paid off in full.

Money raised will be calculated as for the period between the date of the previous payment and the current payment due.

Omega Creamery, LLC. will disclose to Barclay Hope a list of all investment provided in the preceding 30 days, running from the 15th to the 14th of the preceding month.

Each payment will be accompanied by an accounting summary of the interest paid and new outstanding balance.

If the note is not postmarked by the 15th of the month, then Penalties of 5% of the payment amount due will be added if this payment is not mailed within 3 days of this date.

The terms of this agreement replace and take precedence over the terms of any previous agreements and represent the full scope of agreement and understanding between the parties in regards to this debt obligation and note. Any terms not changed or mentioned by this note revision will be the same as the prior note that is being revised.

This agreement is herby agreed to and approved by the parties:

For Omega Creamery, LLC,

John Schindler, CEO — March 18, 2014
Date

For: Barclay Hope

Barclay Hope — Date

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Creamery Corporation.

By: Its Chief Executive Officer

By: ____________________________________
Name: Mr. John Schindler
Title: Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ____________________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: CJUSTLIIP3UPYMU2AUWPCT

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JohnOmegaCreamery.com
Party ID: BIW3TGJV92H89EHECX88WW
IP Address: 23.124.25.46
VERIFIED EMAIL: john@omegacreamery.com


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Alternative Securities Markets Group
Party ID: CC94MFIHZIS28H8P6RD3TR
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VERIFIED EMAIL: legal@asmmarketsgroup.com


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Timestamp	Audit
2014-07-22 08:11:04 -0700	All parties have signed document. Signed copies sent to: JohnOmegaCreamery.com and Alternative Securities Markets Group.
2014-07-22 08:11:04 -0700	Document signed by JohnOmegaCreamery.com (john@omegacreamery.com) with drawn signature. - 23.124.25.46
2014-07-22 08:06:49 -0700	Document viewed by JohnOmegaCreamery.com (john@omegacreamery.com). - 23.124.25.46
2014-07-21 20:18:22 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 104.34.245.221
2014-07-21 20:17:29 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.245.221
2014-07-21 20:17:29 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.245.221



This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

• SUBSCRIPTION AGREEMENT	7 PAGES

Omega Creamery Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Omega Creamery Corporation Offering Circular dated July 21st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Omega Creamery Corporation" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Omega Creamery Corporation Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Omega Creamery Corporation Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ 9% Convertible Preferred Stock Units of Omega Creamery Corporation, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made as of this ___________ day of _________________, 2014 by and between Omega Creamery Corporation, a California Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Omega Creamery Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Omega Creamery Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Omega Creamery Corporation, 710 Del Norte Blvd., Suite 100, Oxnard, California 93030**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Omega Creamery Corporation

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number